DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Laura K. Sirianni laura.sirianni@dlapiper.com T 919.786.2025 F 919.786.2200

Via EDGAR

October 25, 2016

Sandra B. Hunter, Staff Attorney

U.S. Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street N.E.

Mail Stop 3233

Washington, DC 20549

Re:          Behringer Harvard Opportunity REIT I, Inc. (the “Company”)

Amendment no. 1 to Preliminary Proxy Statement on Schedule 14A

Filed October 5, 2016

File No. 000-51961

Dear Ms. Hunter:

This letter provides a response to the comment from the staff of the SEC’s Office of Real Estate and Commodities (the “Staff”) to the Company included in a letter dated October 18, 2016. For your convenience, we have reproduced your comment below, along with our response.

Proposal 2 - Charter Amendment Proposals

Proposal 2A. The Roll-up Definition Proposal, page 39

1.              We note your response to comment 1 of our letter dated September 29, 2016 in which you have revised your proposal to amend the definition of a “Roll-up Transaction.”  Please revise your disclosure to describe in greater detail the impact the amendment would have on shareholders’ rights, including clarifying and describing the protections and rights shareholders will no longer have if such amendment is approved.

Response:  As an initial matter, please note that as part of the plan of liquidation being submitted to the Company’s stockholders for approval at its upcoming annual meeting, the Company has provided that if it cannot sell its assets and pay its debts within 24 months, or if the board of directors and the special committee determine that it is otherwise advisable to do so, the Company may transfer and assign any remaining assets to a liquidating trust. Upon any transfer and assignment, the stockholders will receive interests in the liquidating trust.  We note this may be necessary or advisable in order to preserve the Company’s status as a REIT or otherwise avoid the payment of income tax in connection with the liquidation.

In an abundance of caution, and in order to eliminate any doubt in the matter, we determined it would be prudent to make absolutely clear that the roll-up protections do not apply in the limited scenario where the Company utilizes a liquidating trust structure to complete its final liquidation.  Thus, the proposal to revise the roll-up protections (as amended in response to the comment letter from the Staff received on September 29, 2016), is narrowly drafted to carve out the distribution of interests in a liquidating trust pursuant to a plan of liquidation from the definition of a “roll-up transaction.”  Thus, only in that limited circumstance will the roll-up protections be restricted.  (Although we are recommending a change to the charter to make it clear that the transfer of interests in a liquidating trust in connection with a plan of liquidation is not a roll-up transaction, we believe the proposal to revise the definition of a roll-up transaction is consistent with how a court should interpret the charter.)  Based on the above, we respectfully submit that the current proposal adequately addresses the impact the amendment would have on shareholders’ rights.

We acknowledge, on behalf of the Company, that the Company remains responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

I would be happy to provide any additional information that might assist you in connection with this matter.  Please feel free to contact me by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

/s/ Laura Sirianni

cc:                                Terri Warren Reynolds
Lisa Ross